

December 3, 2009

Via U.S. Mail and facsimile to (505) 241-7572

H. Patrick Dee
Chief Operating Officer
First State Bancorporation
7900 Jefferson NE
Albuquerque, NM 87109

> **RE: First State Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-12487**

Dear Mr. Dee,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Asst. Chief Accountant